HD Supply, Inc.

Global Support Center

3100 Cumberland Boulevard, Suite 1700

Atlanta, Georgia   30339

T  770.852.9000

September 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that HD Supply, Inc. has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2013, which was filed with the U.S. Securities and Exchange Commission on September 10, 2013.  The disclosure can be found on page 48 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

HD Supply, Inc.

/s/ RICARDO J. NUNEZ
Ricardo J. Nunez
Senior Vice President, General Counsel and Corporate Secretary